Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING

BIODEXA PHARMACEUTICALS PLC

(Incorporated and registered in England and Wales with registered no. 09216368)

Notice is hereby given that an Annual General Meeting ("**AGM**") of the members of Biodexa Pharmaceuticals PLC (the "**Company**") will be held at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ on 14 June 2023 at 12:00 to consider and, if thought fit, pass the following resolutions. Resolutions 1 to 6 will be proposed as ordinary resolutions and resolution 7 will be presented as a special resolution (collectively, the "**Resolutions**" and each a "**Resolution**").

ORDINARY RESOLUTIONS

1. To receive the Company's Report and Accounts for the year ended 31 December 2022.
2. To approve the directors' remuneration report, as set out in the Company's Report and Accounts for the year ended 31 December 2022 (the "**Directors' Remuneration Report**"), excluding the directors' remuneration policy as set out on pages 22 to 23 of the Directors' Remuneration Report.
3. To elect Dr Stephen Parker, who was appointed as a Director by the Board following the last AGM, as a Director of the Company.
4. To re-elect Stephen Stamp as a Director of the Company, who retires by rotation in accordance with the articles of association of the Company.
5. To re-appoint Mazars LLP as auditor of the Company to hold office from the conclusion of the AGM until the conclusion of the next general meeting of the Company at which financial statements are laid and to authorise the Directors to determine the auditor's remuneration.
6. THAT the Directors of the Company be generally and unconditionally authorised in accordance with Section 551 of the Companies Act 2006 (the "**Act**"), in addition to any existing authorities to allot equity securities to the extent unused, to exercise all powers of the Company to allot shares in the Company or to grant rights to subscribe for or convert any security into shares in the Company ("**Rights**") up to an aggregate nominal value of £140,000,000, provided that this authority shall expire at the conclusion of the AGM of the Company to be held in 2026 (unless renewed, varied or revoked by the Company prior to or on that date), except that the Company may, before such expiry, make an offer or agreement which would or might require shares in the Company to be allotted or Rights to be granted after such expiry and the Directors may allot shares in the Company or grant Rights in pursuance of that offer or agreement as if the authority conferred by this Resolution had not expired.

SPECIAL RESOLUTION

7. THAT, subject to and conditional upon the passing of Resolution 6, the Directors of the Company be and hereby generally empowered pursuant to Sections 570 of the Act to allot equity securities (within the meaning of Section 560 of the Act) wholly for cash, in addition to any existing authorities to allot equity securities to the extent unused, pursuant to the authority conferred by Resolution 6 as set out in this Notice of AGM, as if Section 561 of the Act did not apply to such allotment, provided that this power shall expire at the conclusion of the AGM of the Company to be held in 2026 (unless renewed, varied or revoked by the Company prior to or on that date), except that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or the granting of rights to subscribe for, or convert any security into, shares in the Company after such expiry and the Directors may allot shares and grant rights to subscribe for, or convert such security into, shares in the Company in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

By order of the Board

Stephen Stamp
Company Secretary

Date: 22 May 2023

Registered office:
1 Caspian Point
Caspian Way
Cardiff, Wales
CF10 4DQ

Biodexa Pharmaceuticals PLC Notice of Annual General Meeting 2023 01

EXPLANATORY NOTES TO THE RESOLUTIONS

Resolutions 1 to 6 (inclusive) are Ordinary Resolutions which require a simple majority of more than 50% of votes to be cast in favour to be passed. Resolution 7 is a Special Resolution which requires a 75% majority of the votes to be cast in favour to be passed.

ORDINARY RESOLUTIONS

Resolution 1 – Annual Report and Accounts

This resolution is to receive and consider the FY22 Annual Report and Accounts. The Directors are required to present the FY22 Annual Report and Accounts, including the independent Auditor's Report.

Resolution 2 – Approval of the Directors' Remuneration Report

This resolution is to approve the Directors' Remuneration Report as set out in the FY22 Annual Report and Accounts (excluding the part setting out the Directors' Remuneration Policy, which is on pages 22 to 23).

Section 439 of the Companies Act 2006 requires that the Directors' Remuneration Report for the financial year be put to a vote of shareholders at the AGM. This vote is advisory and the Directors' entitlement to receive remuneration is not conditional on it.

Resolutions 3 and 4 – Election and re-election of Directors

In accordance with the provisions of the Company's articles of association, certain Directors are subject to election or annual re-election by shareholders.

Resolution 3 relates to the election by shareholders of Dr Stephen Parker, who was appointed to the Board as an independent non-executive director and as non-executive Chairman of the Board on 20 June 2022.

Resolution 4 relates to the re-election of Stephen Stamp as an executive director of the Company.

The Board has considered the key strengths and experience of each Director and the contribution each Director brings to the Board. The Board has concluded that each Director continues to be effective and that they demonstrate commitment to their roles.

It is the Board's view that each Director standing for election/re-election is, and continues to be, important to the long-term sustainable success of the Company.

Resolution 3 – Election of Dr Stephen Parker as a Director

Role: Non-Executive Chairman

Appointment date: 20 June 2022

Resolution 4 – Re-election of Stephen Stamp as a Director

Role: Chief Executive Officer and Chief Financial Officer

Appointment date: 9 September 2019

Resolution 5 – Re-appointment of the Auditors

On the recommendation of the Audit Committee, the Board proposes the re-appointment of Mazars LLP as the Company's auditors for the financial year 2023.

Resolution 6 – General authority to allot new shares

This resolution will be proposed to enable the Directors to renew their existing powers to allot ordinary shares in the capital of the Company without the prior consent of shareholders for a period expiring at the conclusion of the AGM of the Company to be held in 2026.

In recent communications, the Board has referenced a shift in strategy from a drug delivery company to a therapeutics company. Currently, the Company's only clinical asset is MTX110 which is being developed for three rare and orphan brain cancers. The Company's intention is to add to, and diversify, its development pipeline with a continued focus on rare and orphan products and/or oncology. With limited cash resources, it is likely any acquisitions of additional development products will be for share consideration and will require attendant financings in order to progress them through proof-of-concept. Accordingly, the Board is seeking larger than usual authorities to provide the flexibility to make such acquisitions and financings.

This resolution will allow the Directors to allot ordinary shares up to an aggregate maximum nominal amount of £140,000,000.

SPECIAL RESOLUTION

Resolution 7 – General disapplication of pre-emption rights

Under Section 561 of the Companies Act 2006, if the Directors wish to allot any equity securities for cash (other than in connection with any employee share scheme) they must offer them to existing shareholders in the first instance in proportion to their holdings (known as "pre-emption rights").

This resolution will give the Directors the authority to allot equity securities for cash without first being required to offer such shares to existing shareholders for a period expiring at the conclusion of the AGM to be held in 2026. If approved, the resolution will empower the Directors to issue shares pursuant to the authority conferred by Resolution 6 for cash up to an aggregate maximum nominal amount of £140,000,000.

This resolution will be proposed as a special resolution.

02 Biodexa Pharmaceuticals PLC Notice of Annual General Meeting 2023

Proxies1. Holders of Ordinary Shares are entitled to attend and vote at the general meeting of the Company. The total number of issued Ordinary Shares in the Company on 19 May 2023, which is the latest practicable date before the publication of this document, is 96,679,412. On a vote by show of hands every member who is present in person or by proxy shall have one vote. On a poll vote every member who is present in person or by proxy shall have one vote for every Ordinary Share of which he is the holder.2. A member of the Company entitled to attend, speak and vote at this meeting is entitled to appoint one or more proxies to attend, speak and vote in that member's place. A member may appoint more than one proxy in relation to this meeting provided that each proxy is appointed to exercise rights attached to a different share or shares held by that member. A proxy need not also be a member. Completion and return of a Form of Proxy (or any CREST Proxy Instruction, as described in notes 7 to 10) will not preclude a member from attending and voting at the meeting should the member so decide. A Form of Proxy has been sent to all registered holders of shares. If you wish to appoint multiple proxies please photocopy the Form of Proxy, fill in each copy in respect of different shares and send the multiple forms together to the Company's registrars, Neville Registrars Limited, in accordance with note 3 below. Alternatively you may appoint multiple proxies by CREST Proxy Instruction in accordance with notes 7 to 10 below. 3. To be valid, the Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a copy certified notarially, or in some other manner approved by the Board) must be completed and returned so as to reach the Company's registrars, Neville Registrars Limited at: Neville House, Steelpark Road, Halesowen B62 8HD by 12:00 on 12 June 2023 (or, if the meeting is adjourned, not less than 48 hours before the time fixed for the holding of the adjourned meeting).4. In the event that a poll is demanded at the meeting, and such poll is to be taken more than 48 hours thereafter, the Form of Proxy (together with any documents of authority required by note 3) may be returned to the Company's registrars, Neville Registrars Limited at the address in note 3 above so as to arrive not later than 24 hours before the time appointed for such poll. In the event that a poll is demanded at the meeting, and such poll is not taken at the meeting, but is taken less than 48 hours after the meeting, the enclosed Form of Proxy (together with any documents of authority required by note 3) may be delivered at the meeting to the chairman of the meeting or to the secretary or any director of the Company.NOTES:5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), to be entitled to attend and vote at the meeting (and for the purpose of determining the number of votes a member may cast), members must be entered on the register of members of the Company at 6.00 p.m. on 12 June 2023.6. In the case of joint holders, the signature of only one of the joint holders is required on the Form of Proxy, but the vote of the senior (by order in the register of members) who tenders a vote will be accepted to the exclusion of the others.7. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for this meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.8. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & International Limited's ("Euroclear") specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the Company's agent (ID 7RA11) by the latest time for proxy appointments set out in note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.9. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com/site/public/EUI). Biodexa Pharmaceuticals PLCNotice of Annual General Meeting 202303

NOTES: continued

10. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended).

11. A corporation which is a member can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.

AGM Live Broadcast

12. The AGM will be broadcast live via a Zoom webinar, which will enable shareholders to join via PC, laptop, tablet or mobile device. A recording will also be available for viewing at https://biodexapharma.com/ following the AGM.

13. If you are interested in joining the Zoom webinar, please contact Sara Siddall by emailing sara.siddall@biodexapharma.com for details of how to join the Zoom webinar.

14. Please note that viewing the webinar does not enable shareholders to ask questions or to vote during the meeting. If you attend the AGM in person, you may be included in the webinar broadcast.

Biodexa Pharmaceuticals plc
1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ

www.biodexapharma.com

04 https://www.biodexapharma.com Notice of Annual General Meeting 2023